Filed by Corn Products International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934
Subject Company: Corn Products International, Inc.
Commission File No.: 001-13397
June 23, 2008
Dear Senior Leader:
Today we are announcing the combination of two great companies — Corn Products International and Bunge — a merger that offers exciting avenues to create greater value for our shareholders, enhance opportunities and expand resources for our employees worldwide, and provide more products, services and benefits to our global partners and customers.
Attached is the press release issued this morning that provides more details about this transaction.
A merger with Bunge at this time is a compelling strategic and financial fit for our Company and the best path to take for our stakeholders. The companies’ complementary global asset networks create growth and efficiency opportunities.
While I know this news will be a surprise to you, I think you will come to recognize the many attributes of this combination and that it is an optimum fit for Corn Products International in the rapidly changing agribusiness and processing environment. Corn Products International fits Bunge’s strategy to add higher-value products to its portfolio, and Bunge gives Corn Products the ability to accelerate our strategy of excelling at the base business and growing geographically.
Just as important, Corn Products International and Bunge share a common culture around core values and strong ethics; a long, rich and successful heritage in the agribusiness and processing industries; and talented and dedicated workforces.
I know I can count on all of you as Corn Products International leaders to make this combination a successful undertaking. We can take immeasurable pride in the many achievements in our 100-year heritage and our 10 years as a public company. There is a lot of work ahead for all of us, and I am confident that Corn Products International employees will ensure that this new chapter in our Company’s long history is our finest hour.
Sincerely,
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Cautionary Statement Concerning Forward-Looking Statements
This press release contains “forward-looking statements”, including, among other statements, statements regarding the proposed merger between Bunge Limited and Corn Products International, Inc. and the anticipated consequences and benefits of such transaction. Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “continue”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Bunge and Corn Products.
Relevant risks and uncertainties include those referenced in Bunge’s and Corn Products’ filings with the Securities and Exchange Commission (the “SEC”) which can be obtained as described in “Additional Information” below. Risks and uncertainties relating to the proposed merger include: required regulatory approvals may not be obtained in a timely manner, if at all; the proposed merger may not be consummated; the anticipated benefits of the proposed merger, including synergies, may not be realized; and the integration of Corn Products’ operations with those of Bunge may be materially delayed or may be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Bunge assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.
This news release may contain certain non-GAAP financial measures. Reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures are available on Bunge’s website at http://www.bunge.com/about-bunge/investor-info.html under “Investor Presentations.”
Additional Information
This material is not a substitute for the joint proxy statement/prospectus and any other documents Bunge Limited and Corn Products International, Inc. intend to file with the SEC in connection with the proposed merger. Investors and securityholders are urged to carefully read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be, and other documents filed or to be filed by Bunge and Corn Products with the SEC are or will be, available free of charge at the SEC’s web site (www.sec.gov), by accessing Bunge’s website at www.bunge.com under the tab “About Bunge” and then under the heading “Investor Information” and from Bunge by directing a request to Bunge Limited, 50 Main Street, White Plains, NY 10606, Attention: Investor Relations, and by accessing Corn Products’ website at www.cornproducts.com under the tab “Investors” and then under the heading “Financial Reports” and then under the heading “SEC Filings” and from Corn Products by directing a request to Corn Products International, Inc., 5 Westbrook Corporate Center Westchester, IL 60154, Attention: Investor Relations.
Neither Bunge nor Corn Products is currently engaged in a solicitation of proxies from the securityholders of Bunge or Corn Products in connection with the proposed merger. If a proxy solicitation commences, Bunge, Corn Products and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Bunge’s directors and executive officers is available in Bunge’s proxy statement, dated April 16, 2008, for its 2008 annual meeting of shareholders and in Bunge’s most recent filing on Form 10-K. Information about Corn Products’ directors and executive officers is available in Corn Products’ proxy statement, dated April 4, 2008, for its 2008 annual meeting of stockholders and in Corn Products’ most recent filing on Form 10-K. Additional information about the interests of potential participants will be included in the joint proxy statement/prospectus when it becomes available.